SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 May 2012

Aviva announces Andrew Moss to step down as CEO

John McFarlane to assume executive duties with immediate effect

Aviva plc announces that Andrew Moss, Chief Executive Officer, will be leaving the group and will cease to be Chief Executive with immediate effect.

The Board has asked Chairman Designate John McFarlane to become interim Executive Deputy Chairman with immediate effect and Executive Chairman from 1st July pending the appointment of a new Chief Executive Officer. The Board has asked him to maintain this executive role whilst internal and external candidates are assessed to find the very best candidate for the CEO role. It is envisaged that this process will take a number of months, at the conclusion of which he will revert to the role of non-executive Chairman.

Lord Sharman, Chairman of Aviva, confirmed that Andrew Moss had approached him with the decision that he felt it was in the best interests of the company that he step aside to make way for new leadership.   He has offered to assist in any way he can to ensure a smooth transition.

Lord Sharman said:

      "We should acknowledge the progress that has been achieved under Andrew Moss's leadership.

      "Through the global financial crisis he led the consolidation of our international presence and the integration of 40 brands into the very powerful single Aviva brand. He reduced the cost base, improved operational  performance and more recently began the implementation of the strategic focus, with the sale of RAC, the deconsolidation of Delta Lloyd and a number of overseas disposals."

The Board of Aviva appreciates the contribution he has made both in his role as Chief Executive Officer, and prior to that as Group Finance Director, and wishes him well with the next phase of his career.

Andrew Moss will leave the Board shortly and a further announcement will be made to confirm the financial terms of his departure and date of leaving.

In regard to John McFarlane's additional responsibilities, Lord Sharman said:

      "Aviva's shareholders are in very good hands.  His leadership and shareholder credentials are impeccable having transformed ANZ during his tenure as CEO, as well as making a significant contribution to the improvement in shareholder value at Standard Chartered prior to that."

John McFarlane said:

       "Aviva is a leading company in the insurance sector and I'm excited to play a pivotal role in its transformation and future.  I feel I can make a real difference. My first priorities are to regain the respect of our shareholders by eliminating the discount in our share price and to find internally or externally the very best leader to be our future CEO.  I will meet all of the major investors over the coming days and weeks."

John McFarlane will immediately assume the task of improving the delivery of shareholder value by the group. He does not underestimate the significance of the challenge but is optimistic of the right result. To this end he has announced a new set of priorities for Aviva:

Focus: An in-depth thorough review of all Aviva's businesses and investments to ensure we are focused on attractive segments, that have a meaningful market position, where can generate superior returns over the cycle, and where we are confident of success.

Financial Strength: Build the capital and financial resources of the Group to ensure we achieve and maintain financial strength. In addition we will implement a more dynamic reallocation of the group's capital resources to improve return and reduce risk.

Performance: Creating value through a profit improvement programme seeking revenue growth where available.  However, in the light of the subdued nature of our major markets, there is a need for tighter capital allocation, expense and risk discipline, and leveraging technology to greater advantage.

Stakeholders: Improving the service to our customers, advancing and developing talent and leadership in our people, building the trust in which Aviva is held by shareholders, business partners, regulators and the communities where we operate.

The investor presentation scheduled for 24th May will be postponed until after the Board's annual strategy meeting in June but will take place before the group's interim results.  John McFarlane and Patrick Regan will lead the rescheduled presentation, together with Trevor Matthews, Simon Machell and the major business heads.

The recently announced new Group Executive Committee and streamlined structure is unaffected.  Given the imperative of improving financial performance, John McFarlane has asked Patrick Regan, Chief Financial Officer, to play a pivotal role across the group to achieve this.  To assist John McFarlane in his new responsibilities, Kirsty Cooper, Group Company Secretary and General Counsel, will head the Office of the Chairman in addition to her other responsibilities.

John McFarlane said:

      "We fully recognise the challenges in some of our markets and businesses but I do believe Aviva has a great future.  We have a strong brand, dedicated people, a solid business foundation and we are well-positioned for the journey ahead."

John McFarlane's executive appointment is subject to regulatory approval.

- Ends -

Enquiries:

Media

Nigel Prideaux                                                                                 +44 (0)20 7662 0215
Sue Winston                                                                                   +44 (0)20 7662 8221
Andrew Reid                                                                                   +44 (0)20 7662 3131
Conor McClafferty and James Murgatroyd, Finsbury             +44 (0)20 7251 3801

Analysts

Charles Barrows                                                                             +44 (0)20 7662 8115

Notes to editors

Biography of John McFarlane

John McFarlane has extensive experience in financial services. In October 2008 he joined the board of The Royal Bank of Scotland Group plc as a non-executive director having retired in September 2007 as chief executive officer of Australia and New Zealand Banking Group Limited (ANZ) after 10 years in the role.

After five years with Ford, McFarlane entered banking in 1975, and spent 18 years with Citibank in London, heading Citicorp Investment Bank Limited and ultimately Citicorp/Citibank in the UK and Ireland. In 1993 he joined the Board of Standard Chartered plc as a group executive director, responsible initially for Group Strategy, Risk, Treasury, and Institutional Banking, later for North East Asia based in Hong Kong, and subsequently for South Asia, Middle East, Africa, Europe and the Americas. He joined ANZ in Melbourne in October 1997.

ANZ is one of Australia and New Zealand's largest companies and one of the world's major banks, operating in 30 countries. During his tenure, ANZ became one of Australia's most respected and best performing companies. In September 2007 ANZ was recognised as 18th in the Fortune 500 for leadership (and the leading bank globally), and ANZ became the world's leading bank in the Dow Jones Sustainability Index. As at 30 September 2007 ANZ's market capitalisation was AUS$55.4 billion (£24 billion).

John McFarlane is currently a non-executive director of Westfield Holdings Limited and of Old Oak Holdings Limited, and is a member of the Cranfield School of Management Advisory Board.

He is also a former President of the International Monetary Conference, the annual meeting of the leaders of the world's major banks and central banks. In Australia he was Chairman of the Australian Bankers Association, a Director of the Business Council of Australia, and the Australian Graduate School of Management.

In the UK prior to that, he was a director of the London Stock Exchange, the Auditing Practices Board, The Securities Association (UK securities regulator), Cranfield School of Management, the Financial Law Panel, and Capital Radio Plc. In 1992 he chaired the review "The Future Development of Auditing in the United Kingdom and Ireland".

John McFarlane was educated at Edinburgh University and has a MBA from Cranfield School of Management.

About Aviva plc

·Aviva provides 43 million customers with insurance, savings and investment products.

· We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

·We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

·We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

·The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

· Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary